FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: PARTNERS BANCORP

COMMISSION FILE NUMBER: 033-21202

On November 4, 2021, OceanFirst Financial Corp. (“OCFC”) filed the attached Current Report on Form 8-K in relation to its proposed acquisition of Partners Bancorp (“Partners”) pursuant to a definitive agreement and plan of merger entered into by and among OCFC, Partners and Coastal Merger Sub Corp., a wholly-owned subsidiary of OCFC.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 4, 2021 (November 4, 2021)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

110 WEST FRONT STREET, RED BANK, NEW JERSEY 07701

(Address of principal executive offices, including zip code)

(732) 240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	OCFC	NASDAQ
Depositary Shares (each representing a 1/40th interest in a share of 7.0% Series A Non-Cumulative, perpetual preferred stock)	OCFCP	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On November 4, 2021, OceanFirst Financial Corp. (“OceanFirst”) released a presentation to investors about the Transaction (as defined below). The presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The preceding information, as well as Exhibit 99.1 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On November 4, 2021, OceanFirst issued a press release announcing that OceanFirst, Partners Bancorp (“Partners”) and Coastal Merger Sub Corp., a wholly-owned subsidiary of OceanFirst, have entered into a definitive agreement and plan of merger pursuant to which OceanFirst will acquire Partners (the “Transaction”).

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Item 9.01	Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

99.1	Investor Presentation, dated November 4, 2021

99.2	Press Release, issued by OceanFirst on November 4, 2021

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

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Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction with Partners Bancorp (the “Transaction”); the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, stockholder or other approvals, authorizations or consents; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; any projections or plans related to certain financial or operational metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “could,” “may,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Partners Bancorp assumes any duty or obligation (and does not undertake) to update or supplement any forward-looking statements. Because forward-looking statements are, by their nature, to different degrees, uncertain and subject to numerous assumptions, risks and uncertainties, actual results or future events, circumstances or developments could differ, possibly materially, from those that OceanFirst or Partners Bancorp anticipated in its forward-looking statements, and future results and performance could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Partners Bancorp’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Partners Bancorp’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Partners Bancorp’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, stockholder or other approvals, authorizations or consents in connection with the Transaction are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Transaction; and diversion of management time as a result of the matters related to the Transaction. These risks, as well as other risks associated with the Transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement of Partners Bancorp that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst or Partners Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

[Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.]

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Partners Bancorp.

In connection with the proposed transaction with Partners Bancorp, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Partners Bancorp and other documents with the SEC. Before making any voting or investment decision, the investors and stockholders of Partners Bancorp are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Partners Bancorp when they become available and any other documents filed by OceanFirst or Partners Bancorp with the SEC, as well as any amendments or supplements to those documents, because they will contain

4

important information about OceanFirst, Partners Bancorp and/or the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Partners Bancorp will be mailed to the stockholders of Partners Bancorp. Partners Bancorp investors and stockholders are also urged to carefully review and consider each of OceanFirst’s and Partners Bancorp’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Partners Bancorp also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Partners Bancorp by accessing Partners Bancorp’s website at https://www.partnersbancorp.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

OceanFirst, Partners Bancorp and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 20, 2021. Information about the directors and executive officers of Partners Bancorp and their ownership of Partners Bancorp’s common stock is set forth in the proxy statement for Partners Bancorp’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 7, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction may be obtained by reading the proxy statement of Partners Bancorp and prospectus of OceanFirst regarding the Partners Bancorp transaction when they become available. Once available, free copies of the proxy statement of Partners Bancorp and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701

Attn: Jill Hewitt

Partners Bancorp, 2245 Northwood Drive, Salisbury, Maryland 21801

Attn: Betsy Eicher, Chief Accounting Officer and Corporate Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Michael J. Fitzpatrick
Name:	Michael J. Fitzpatrick
Title:	Executive Vice President and Chief Financial Officer

Dated: November 4, 2021

Investor Presentation Acquisition of Partners Bancorp Exhibit 99.1

Legal Disclaimer Cautionary Notes on Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction with Partners Bancorp (the “Transaction”); the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, stockholder or other approvals, authorizations or consents; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; any projections or plans related to certain financial or operational metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “could,” “may,” “target,” “outlook,” “estimate,” “forecast,” “pathway,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Partners Bancorp assumes any duty or obligation (and does not undertake) to update or supplement any forward-looking statements. Because forward-looking statements are, by their nature, to different degrees, uncertain and subject to numerous assumptions, risks and uncertainties, actual results or future events, circumstances or developments could differ, possibly materially, from those that OceanFirst or Partners Bancorp anticipated in its forward-looking statements, and future results and performance could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Partners Bancorp’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Partners Bancorp’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Partners Bancorp’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, stockholder or other approvals, authorizations or consents in connection with the Transaction are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Transaction; and diversion of management time as a result of the matters related to the Transaction. These risks, as well as other risks associated with the Transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement of Partners Bancorp that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst or Partners Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Legal Disclaimer (Continued) Additional Information about the Proposed Transaction This communication is being made in respect of the proposed transaction involving OceanFirst and Partners Bancorp. In connection with the proposed transaction with Partners Bancorp, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Partners Bancorp and other documents with the SEC. Before making any voting or investment decision, the investors and stockholders of Partners Bancorp are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Partners Bancorp when they become available and any other documents filed by OceanFirst or Partners Bancorp with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Partners Bancorp and/or the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Partners Bancorp will be mailed to the stockholders of Partners Bancorp. Partners Bancorp investors and stockholders are also urged to carefully review and consider each of OceanFirst’s and Partners Bancorp’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Partners Bancorp also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Partners Bancorp by accessing Partners Bancorp’s website at https://www.partnersbancorp.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation OceanFirst, Partners Bancorp and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 20, 2021. Information about the directors and executive officers of Partners Bancorp and their ownership of Partners Bancorp’s common stock is set forth in the proxy statement for Partners Bancorp’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 7, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction may be obtained by reading the proxy statement of Partners Bancorp and prospectus of OceanFirst regarding the Partners Bancorp transaction when they become available. Once available, free copies of the proxy statement of Partners Bancorp and prospectus of OceanFirst may be obtained as described on the previous page. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Building a Premier Regional Franchise

Pro Forma Financial Highlights[1]

$13.5B *Assets[2]*	$1.5B *Market Cap[3,4]*
$9.3B *Loans[2]*	$11.2B *Deposits[2]*
~10% *'23 EPS Accretion[1,4]*	20%+ *IRR[1]*

- ***Accelerates strategic expansion into attractive Baltimore / D.C. region***
- ***Clear pathway to significant cost savings***
- ***Adds high-growth commercial-oriented franchise with stable deposit base***
- ***Attractively priced on a P/TBV basis at 146% vs. 166% for comparable transactions[4,5]***



OCFC Branches (58)
PTRS Branches (20)
PTRS LPOs (2)
ME
NH
MA
CT
RI
NY
NJ
PA
MD
DC
DE
VA
Boston Region
New York Region
Central & Northern New Jersey Region
Greater Philadelphia Region
Southern New Jersey Region
Baltimore Region
Delmarva Region
Virginia Region

(1) Based on OceanFirst's estimates for the acquisition of Partners Bancorp.
(2) Pro forma data as of the quarter ended September 30, 2021.
(3) Based on OceanFirst common stock price of $23.21 as of November 3, 2021 multiplied by pro forma outstanding shares of OceanFirst after giving effect to the transaction.
(4) Assumes 80% of Partners Bancorp shares elect the stock consideration and 20% elect the cash consideration.
(5) Median value for nationwide bank transactions announced in 2021 with target assets between $1.0B - $2.5B.

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OCEANFIRST

Overview of Partners Bancorp Company Overview Historical Loan Growth ($millions)2 Partners Bancorp is the multi-bank holding company created in 2019 by the merger between The Bank of Delmarva and Virginia Partners Bank Financial Highlights (2021Q3) Loan and Deposit Composition3 Market Cap ($M)1 $154 ROAA 0.66% Total Assets ($M) $1,638   ROAE 7.79% Gross Loans ($M) $1,111 NIM 3.02% Total Deposits ($M) $1,435   Efficiency Ratio 73.9% TCE / TA 7.8% Yield on Loans 4.86% NPAs / Reported Assets 0.49%   Cost of Deposits 0.40% - 125 year old institution - One of the leading community banks in its coastal Maryland and Delaware markets - Additional presence in Philadelphia - Founded in 2008 - Located in the high growth Northern Virginia market - Recent lift-out of a lending team in metro D.C (1) Market cap based on common stock price of $8.67 as of November 3, 2021. (2) Based on combined bank regulatory financials of The Bank of Delmarva and Virginia Partners Bank. (3) As of or for the quarter ended September 30, 2021. 46% ’17 – YTD growth 10.7% CAGR Loans: $1.1B

Transaction Summary

Transaction Consideration	▪ Stock consideration of 60% to 100% and cash consideration of 0% to 40%[1] ▪ $186 million in aggregate consideration[2], or $10.38 per share[2] – Stock election consideration of 0.4512 OceanFirst shares for each Partners share (implied price per share of $10.47[2]) – Cash election consideration of $10.00 per share
Valuation Multiples[2,3]	▪ 146% of TBVPS ▪ 17.2x LQA EPS ▪ 7.7x LQA EPS assuming fully phased-in cost savings ▪ Core deposit premium of 5.1%
Key Transaction Assumptions	▪ One-time pre-tax transaction and integration expenses of $20 million ▪ Cost savings estimated at 40% of Partners' non-interest expense base – Phased-in 50% in 2022 and 100% thereafter ▪ Core deposit intangible (CDI) of 0.50% of Partners' non-time deposits. Amortization to occur over a 10 year period, sum of the years digits method ▪ 1.5% credit mark on Partners gross loans (~$17 million); 25% Non-PCD / 75% PCD ▪ Day 2 CECL reserve of 1.0x non-PCD credit mark ▪ Estimated net fair value of all purchase accounting marks (including the net credit mark and excluding CDI) of negative ~$17 million
Closing	▪ Estimated closing in first half of 2022 ▪ Subject to the receipt of required regulatory approvals, receipt of the requisite approval of Partners shareholders and satisfaction of other customary closing conditions

Key Financial Metrics[2]

~4%
2022 EPS Accretion

~10%
2023 EPS Accretion

~(4)%
Tangible Book Value Dilution

~3 years
TBV Earnback (crossover)

~1.13%
Pro Forma 2023 Est. ROAA

8.4%
Pro Forma TE / TA Ratio

(1) Partners Bancorp shareholders may elect stock or cash consideration, provided that a maximum of 40% of Partners Bancorp shares may be exchanged for the cash consideration.
(2) Based on OceanFirst common stock price of $23.21 as of November 3, 2021; Assumes 80% of Partners Bancorp shares elect the stock consideration and 20% elect the cash consideration.
(3) As of or for the quarter ended September 30, 2021.

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OceanFirst

Experienced and Seasoned Acquiror Assets: $142 M 2015 2016 2017 2018 2019 2020 2021 ’15 – YTD Growth: Total Assets CAGR: 33% Assets: $1.1 B Assets: $1.6 B Assets: $2.0 B Assets: $495 M Assets: $798 M Assets: $1.1 B Assets: $1.6 B

OCFC Balance Sheet: Loan and Deposit Growth Total 2015 – YTD Deposits CAGR: 36% Total 2015 – YTD Loans CAGR: 31% PTRS acquisition

Exhibit 99.2

PRESS RELEASE

Contacts:
For OceanFirst Financial Corp.	For Partners Bancorp
Michael Fitzpatrick	Lloyd B. Harrison
Executive Vice President and	Chief Executive Officer
Chief Financial Officer	Virginia Partners Bank/
OceanFirst Financial Corp.	Maryland Partners Bank (a division of
732.240.4500 ext. 7506	Virginia Partners Bank)
mfitzpatrick@oceanfirst.com	540.899.2234

FOR IMMEDIATE RELEASE

OCEANFIRST FINANCIAL CORP.

AND PARTNERS BANCORP

ANNOUNCE MERGER AGREEMENT

Accelerates OceanFirst’s Strategic Expansion into Attractive

Baltimore / Washington D.C. Region and

Adds High-Growth, Commercial-Oriented Franchise

with Stable Deposit Base

RED BANK, NEW JERSEY and SALISBURY, MARYLAND - November 4, 2021 - OceanFirst Financial Corp. (NASDAQ:OCFC) (“OceanFirst”), parent company of OceanFirst Bank N.A. (“OceanFirst Bank”), and Partners Bancorp (NASDAQ: PTRS) (“Partners”), parent company of The Bank of Delmarva (and its division, Liberty Bell Bank), headquartered in Seaford, Delaware, and Virginia Partners Bank (and its division Maryland Partners Bank), headquartered in Fredericksburg, Virginia, jointly announced today that they have entered into a definitive agreement and plan of merger pursuant to which Partners will merge into OceanFirst, with OceanFirst surviving. Upon completion of the Partners merger, The Bank of Delmarva and Virginia Partners Bank will each successively merge into OceanFirst Bank, with OceanFirst Bank surviving each bank merger. Based on OceanFirst’s closing stock price on November 3, 2021 of $23.21, the transaction is valued at approximately $10.38 per Partners common share, or approximately $186 million in the aggregate.

Based on September 30, 2021 results and the impact of purchase accounting, the combined company is expected to have, pro forma, approximately $13.5 billion in assets, $9.3 billion in loans and $11.2 billion in deposits. The proposed acquisition of Partners would expand OceanFirst’s footprint into Delaware, Maryland, Virginia and the Washington D.C. metro area. The transaction is expected to result in approximately 10% earnings per share accretion in 2023 (the first full year of fully phased-in synergies).

Partners is the multi-bank holding company that owns The Bank of Delmarva and Virginia Partners Bank. At September 30, 2021, Partners had $1.64 billion in assets, $1.11 billion in loans, $1.44 billion in deposits, and $139.5 million in stockholders’ equity.

Under the terms of the merger agreement, which has been approved by the Boards of Directors of both companies, in exchange for each share of Partners common stock, Partners stockholders may elect to receive $10.00 in cash or 0.4512 shares of OceanFirst common stock. The merger agreement provides that only up to 40% of Partners common stock will be exchanged for cash and the remaining shares exchanged for OceanFirst common stock, subject to proration. Assuming 80% of the shares of Partners common stock are converted into OceanFirst common stock and 20% of the shares of Partners common stock are converted into cash, the aggregate consideration to be paid in exchange for the Partners common stock will consist of approximately 6.5 million shares of OceanFirst common stock and $37 million in cash. Certain stockholders of Partners owning in the aggregate approximately 44% of Partners’ outstanding common stock have entered into support agreements with OceanFirst pursuant to which they have agreed to vote in favor of the merger agreement.

Christopher D. Maher, OceanFirst Chairman and Chief Executive Officer commented on the announcement, “The banks that comprise Partners Bancorp are each strong organizations operating community commercial banking models and have demonstrated strong growth in their markets. Joining the OceanFirst family will allow these highly professional commercial bankers to continue to build new relationships while leveraging the technology and operating efficiency offered by our Company. The addition of the customers and employees of The Bank of Delmarva and Virginia Partners Bank, along with their respective operating divisions of Liberty Bell Bank and Maryland Partners Bank, joining our OceanFirst team provides an exciting opportunity to expand our digitally-focused commercial banking franchise further into Delaware, Maryland, Virginia, and the Washington D.C. metro area.” Maher added, “We believe the foundation and core values of OceanFirst are consistent with the teams at the Partners Bancorp banks and together we can achieve enhanced value for our stockholders while delivering an extraordinary experience for our customers.”

“This partnership creates a powerful and innovative financial services provider better able to serve its clients and communities of today and tomorrow,” said Lloyd B. Harrison, III, Chief Executive Officer of Partners. “The team at OceanFirst has built and maintains a high quality banking franchise, and there is no better team with which to unite to deliver community-style banking and to capitalize on the opportunities presented by an evolving industry.”

“We are thrilled to be partnering with OceanFirst in this merger. As part of a larger and more diverse institution, our employees will have additional opportunities to grow and develop, our customers will have greater access to expanded banking services, and our shareholders should benefit from our increased profitability, liquidity, and increased market capitalization,” said John W. Breda, President and Chief Operating Officer of Partners.

The merger is expected to close in the first half of 2022, subject to Partners receiving the requisite approval of its stockholders, receipt of all required regulatory approvals, and fulfillment of other customary closing conditions.

Raymond James & Associates, Inc. served as financial advisor to OceanFirst and Skadden, Arps, Slate, Meagher & Flom LLP served as OceanFirst’s legal counsel. Piper Sandler Companies served as financial advisor to Partners and Troutman Pepper Hamilton Sanders LLP served as Partners’ legal counsel.

Conference Call, Webcast, and Investor Presentation

OceanFirst will host a conference call to discuss the proposed transaction on Thursday, November 4, 2021 at 11:00 a.m. Eastern Time. Christopher D. Maher, OceanFirst Financial Corp. Chairman and Chief Executive Officer, will host the call. The conference call dial-in number is 1-844-200-6205 with an access code: 261782. For those unable to participate in the conference call, a replay will be available. To access the replay, dial 1-866-813-9403 with an access code: 968870 from one hour after the end of the call until February 7, 2022. A copy of the slide presentation will also be available on the website by going to Investor Relations and clicking on Events & Presentations. The conference call will also be available (listen-only) via the Internet by accessing OceanFirst’s Web address: www.oceanfirst.com – Investor Relations. Web users should go to the site at least fifteen minutes prior to the call to register, download and install any necessary audio software.

About OceanFirst Financial Corp.

OceanFirst Financial Corp.’s subsidiary, OceanFirst Bank N.A., founded in 1902, is a $11.8 billion regional bank providing financial services throughout New Jersey and in the major metropolitan markets of Philadelphia, New York, Baltimore, Washington D.C., and Boston. OceanFirst Bank delivers commercial and residential financing, treasury management, trust and asset management, and deposit services and is one of the largest and oldest community-based financial institutions headquartered in New Jersey. To learn more about OceanFirst, go to www.oceanfirst.com.

About Partners Bancorp

Partners Bancorp is the holding company for The Bank of Delmarva and Virginia Partners Bank. The Bank of Delmarva commenced operations in 1896. The Bank of Delmarva’s main office is in Seaford, Delaware and it conducts full service commercial banking through 12 branch locations in Maryland and Delaware, and three branches operating under the name Liberty Bell Bank in the South Jersey/Philadelphia metro market. The Bank of Delmarva focuses on serving its local communities, knowing its customers and providing superior customer service. Virginia Partners Bank, headquartered in Fredericksburg, Virginia was founded in 2008 and has three branches in Fredericksburg, Virginia. In Maryland, Virginia Partners Bank trades under the name Maryland Partners Bank (a division of Virginia Partners Bank) and operates a full-service branch and commercial banking office in La Plata, Maryland and a Loan Production Office in Annapolis Maryland. For more information, visit www.bankofdelmarvahb.com and www.vapartnersbank.com.

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Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction with Partners Bancorp (the “Transaction”); the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, stockholder or other approvals, authorizations or consents; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; any projections or plans related to certain financial or operational metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “could,” “may,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Partners Bancorp assumes any duty or obligation (and does not undertake) to update or supplement any forward-looking statements. Because forward-looking statements are, by their nature, to different degrees, uncertain and subject to numerous assumptions, risks and uncertainties, actual results or future events, circumstances or developments could differ, possibly materially, from those that OceanFirst or Partners Bancorp anticipated in its forward-looking statements, and future results and performance could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Partners Bancorp’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Partners Bancorp’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Partners Bancorp’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, stockholder or other approvals, authorizations or consents in connection with the Transaction are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Transaction; and diversion of management time as a result of the matters related to the Transaction. These risks, as well as other risks associated with the Transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement of Partners Bancorp that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst or Partners Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Partners Bancorp.

In connection with the proposed transaction with Partners Bancorp, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Partners Bancorp and other documents with the SEC. Before making any voting or investment decision, the investors and stockholders of Partners Bancorp are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Partners Bancorp when they become available and any other documents filed by OceanFirst or Partners Bancorp with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Partners Bancorp and/or the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Partners Bancorp will be mailed to the stockholders of Partners Bancorp. Partners Bancorp investors and stockholders are also urged to carefully review and consider each of OceanFirst’s and Partners Bancorp’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Partners Bancorp also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Partners Bancorp by accessing Partners Bancorp’s website at https://www.partnersbancorp.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

OceanFirst, Partners Bancorp and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 20, 2021. Information about the directors and executive officers of Partners Bancorp and their ownership of Partners Bancorp’s common stock is set forth in the proxy statement for Partners Bancorp’s 2021 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 7, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Partners Bancorp’s stockholders in connection with the OceanFirst–Partners Bancorp transaction may be obtained by reading the proxy statement of Partners Bancorp and prospectus of OceanFirst regarding the Partners Bancorp transaction when they become available. Once available, free copies of the proxy statement of Partners Bancorp and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701

Attn: Jill Hewitt

Partners Bancorp, 2245 Northwood Drive, Salisbury, Maryland 21801

Attn: Betsy Eicher, Chief Accounting Officer and Corporate Secretary